UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2017

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate East

2 Namtai Road, Gushu, Xixiang

Baoan District, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: July 31, 2017	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman

SECOND QUARTER NEWS RELEASE

Investor relations contact:	Please refer to the Nam Tai website (www.namtai.com)
Mr. Kevin McGrath	or the SEC website (www.sec.gov) for Nam Tai press releases
Managing Partner of Cameron Associates	and financial statements.
Tel.:212.245.4577
E-mail: kevin@cameronassoc.com

NAM TAI PROPERTY INC.

Reports Q2 2017 Results

SHENZHEN, PRC – July 31, 2017 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the second quarter ended June 30, 2017.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Half year Results
	Q2 2017	Q2 2016	YoY(%)(d)	1H 2017	1H 2016	YoY(%)(d)
Operation income	$541	$637	(15)	$1,135	$1,291	(12)
Net operation income	$541	$347	56	$1,135	$551	106
% of operation income	100%	54.5%		100%	42.7%
Operating loss	$(2,337)	$(1,506)	—	$(3,727)	$(3,525)	—
% of operation income	(432.0)%	(236.4)%		(328.4)%	(273.0)%
per share (diluted)	$(0.06)	$(0.04)	—	$(0.10)	$(0.10)	—
Net income (loss) (a) (b)	$2,085	$(2,643)	—	$3,899	$(2,984)	—
% of operation income	385.4%	(414.9)%		343.5%	(231.1)%
Basic income (loss) per share	$0.06	$(0.07)	—	$0.11	$(0.08)	—
Diluted income (loss) per share	$0.06	$(0.07)	—	$0.10	$(0.08)	—
Weighted average number of shares (’000)
Basic	36,575	36,700		36,518	36,700
Diluted	37,210	36,700		37,138	36,700

Notes:

(a)

Net income for the three months ended June 30, 2017 mainly included exchange gain of $2.7 million as a result of the appreciation of Renminbi against US dollars in Q2 2017, interest income of $1.8 million earned from time deposits and net operation income $0.5 million, but partly offset by general and administrative expenses of $2.9 million.

(b)

Net income for the six months ended June 30, 2017 mainly included interest income of $4.3 million earned from time deposits, exchange gain of $3.5 million as a result of the appreciation of Renminbi against US dollars during the six months ended June 30, 2017 and net operation income $1.1 million, but partly offset by general and administrative expenses of $4.9 million.

(c)

Capitalization on project investment was $3.5 million for Q2 2017, totaling $4.9 million for the first half of year 2017 and our accumulated project investment was $43.6 million up to June 30, 2017, which was recorded under the account of real estate properties under development in the balance sheet as at June 30, 2017.

(d)	Percentage change is not applicable if either of the two periods contains a loss.
(e)

This information has been published on the Company’s website http://www.namtai.com/investors#investors/quarterly_earnings under the quarterly earnings report of Q2 2017 on page 7, Condensed Consolidated Statements of Comprehensive Income.

(f)	Attached please find the unaudited financial results cut off July 28, 2017 for additional reference.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE SECOND QUARTER OF 2017

Key Highlights of Financial Position

	As at June 30,	As at December 31,	As at June 30,
	2017	2016	2016
Cash, cash equivalents and short term investments	$170.7 million(a)	$184.2 million	$199.7million
Ratio of cash(b) to current liabilities	16.34	14.79	52.60
Current ratio	18.56	16.63	58.69
Ratio of total assets to total liabilities	24.39	19.98	69.31
Return on equity	3.2%	(3.8)%	(2.3)%
Ratio of total liabilities to total equity	0.04	0.05	0.01

Notes:

(a)

As compared with December 31, 2016, the decrease of $13.5 million in the cash, cash equivalents and short term investments was mainly due to the payments of $13.4 million for new office premises and $3.0 million being made for land development project and accordingly was recorded under the account of real estate properties under development in the balance sheet as at June 30, 2017, partly offset by the exchange gain of $3.2 million as a result of the appreciation of Renminbi against US dollars during the six months ended June 30, 2017.

(b)

Cash in the financial ratio included cash, cash equivalents and short term investments in the amount of $170.7 million, $184.2 million and $199.7 million as at June 30, 2017, December 31, 2016 and June 30, 2016 respectively. As compared with June 30, 2016, the decrease of $29.0 million in the cash, cash equivalents and short term investments was mainly due to the payments of $13.4 million for new office premises, $6.6 million for dividend payment, $5.3 million being made for land development project and accordingly was recorded under the account of real estate properties under development in the balance sheet as at June 30, 2017, and the exchange loss of $0.8 million as a result of the depreciation of Renminbi against US dollars from June 30, 2016 to June 30, 2017.

OPERATING RESULTS

Operation income for the second quarter of 2017 and the same quarter of last year were mainly derived from properties and lands located in Shenzhen. Operating loss for the second quarter of 2017 was $2.3 million, an increase of $0.8 million, compared to operating loss of $1.5 million in the second quarter of 2016.

Net income for the second quarter of 2017 was $2.1 million mainly represented exchange gain of $2.7 million as a result of the appreciation of Renminbi against US dollars in the second quarter of 2017, interest income of $1.8 million earned from time deposits and net operation income of $0.5 million, but partly offset by general and administrative expenses of $2.9 million, or income of $0.06 per diluted share. Compared to the financial results for the same period in 2016, the net loss then of $2.6 million mainly represented exchange loss of $2.3 million as a result of the depreciation of Renminbi against US dollars in Q2 of 2016 and general and administrative expenses of $1.9 million, but partly offset by the interest income of $1.3 million earned from time deposits and net operation income of $0.3 million, or a loss of $0.07 per diluted share.

Net income for the six months ended June 30, 2017 was $3.9 million mainly represented interest income of $4.3 million earned from time deposits, exchange gain of $3.5 million as a result of the appreciation of Renminbi against US dollars during the six months ended June 30, 2017 and net operation income of $1.1 million, but partly offset by general and administrative expenses of $4.9 million, or income of $0.10 per diluted share. Compared to the financial results for the same period in 2016, the net loss then of $3.0 million mainly represented general and administrative expenses of $4.1 million and exchange loss of $2.3 million as a result of the depreciation of Renminbi against US dollars during the six months ended June 30, 2016, but partly offset by the interest income of $2.9 million earned from time deposits and net operation income of $0.6 million, or a loss of $0.08 per diluted share.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi denominated assets to US dollars for reporting purposes has resulted in foreign exchange gain for the six months ended June 30, 2017. Due to the fluctuation of exchange rate for Renminbi against the US dollar, foreign exchange gain for the six months ended June 30, 2017 was $3.5 million, or approximately 91% of the amount of our net income for this period. However, since the majority of our payment obligations are also denominated in Renminbi, we do not expect the movement of Renminbi against the US dollar to materially and adversely impact our business.

Capitalization on project investment was $3.5 million for Q2 2017, totaling $4.9 million for the first half of year 2017 and our accumulated project investment was $43.6 million up to June 30, 2017, which was recorded under the account of real estate properties under development in the balance sheet as at June 30, 2017.

Our business of land development is currently in the preparatory stage where it takes time to apply for the relevant licenses and permits from the PRC government. During this preparatory stage of the land development, our only sources of income are from limited deposit interest and rental income; therefore, we expect to continue to incur losses during this stage.

Please see page 7 of the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. This information has also been published on the Company’s website at http://www.namtai.com/investors#investors/quarterly_earnings in the quarterly earnings report of Q2 2017 on page 7, Condensed Consolidated Statements of Comprehensive Income.

COMPANY OUTLOOK

With respect to the development of “Inno Park” and “Inno City” in Shenzhen, the construction permit application processes have been proceeding smoothly and every related step is on schedule and within the Company’s expectations.

As part of our preparation for the development of “Inno Park”, the Company is pleased to report that after our internal team has been working closely with the external project management company (WSP), quantity surveyor (Currie & Brown) and architectural design firm (Ronald Lu and Partners) on the construction drawing design and the tender for the general construction contractor, the main construction contractor will be selected in the second half of this year and commence work in the beginning of 2018. Since the construction work for the basement area started ahead of schedule, we held a groundbreaking ceremony for the construction of the basement area on May 5, 2017.

As part of our preparation for the development of “Inno City”, the PRC Government has verbally agreed and approved the construction of Phase I and II of “Inno City” to be combined together as one single project and the Company is currently waiting for the official approval from the PRC Government. This could significantly lower the costs and shorten the time of the construction. The Company is currently negotiating and finalizing its agreements with the selected architectural design firm, the project management company and quantity surveyor. They are expected to be engaged and commence work in the second half of this year. As the Inno City Project may commence ahead of schedule upon the receipt of the approval to combine the two phases, the Company plans to demolish all the old factory buildings between October to December 2017. The Company has also purchased new office premises for a total amount of $13.5 million in April 2017. The Company will move its headquarters to this new location and demolish the existing headquarters in the first half of 2018.

Our Chairman, Mr. M.K. Koo (“Mr. Koo”), announced on July 12, 2017 that he has entered into a share purchase agreement to dispose all of his shareholdings in the Company to Kaisa Group Holdings Ltd. (1638:Hong Kong) (“Kaisa”), a real estate developer listed on The Stock Exchange of Hong Kong Limited. The closing of which is scheduled no later than August 11, 2017, and subject to Kaisa’s satisfaction of due diligence review and other customary closing conditions. Consistent with the Company’s previously announced strategic plan to identify a strategic partner that can assist the Company in its various development projects, the Company is now pleased to introduce Kaisa, after a three year search, as the best candidate identified to become an investor and potential strategic partner.

Part I: Summary of gross floor areas for the two projects:

	Inno Park Shenzhen, Guangming (Approved)		Inno City Shenzhen, Gushu (Planned)
	(In square meters, except plot ratios)
Land area	103,739		52,625
Plot ratios	2.59		6.00
	Office	175,406	Office + Soho	187,880
	Apartment	61,000	Apartment	48,300
Gross floor area (GFA)	Commercial	28,594	Commercial	25,000
	Other	4,159	Other	7,200
		269,159		268,380
Underground floor area	62,673		80,000
Total construction floor area (CFA)		331,832		348,380
Remark	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Part II: Timetable for the two projects:

		Main Certificates	Estimated Completion Time
			Inno Park	Inno City	2017	2018	2019	2020	2021
A		Land Use Permit	Obtained Jun 4, 2015	Mar. 2018
B		Land Certificate	Obtained Sep 21, 2015	Jun. 2018
C		Planning Permit for Construction Engineering	Aug. 2017	Jul. 2018
D	D1	Early Construction Permit for Pile Foundation	May. 2017	-----
	D2	Construction Permit for Project	Nov. 2017	Nov. 2018
	D3	Main Construction Acceptance	May. 2019	Sep. 2020
	D4	Completion Time	Sep. 2019	Jan. 2021
E		Real Estate Certificate	Mar. 2020	Jul. 2021
Remark		1. Triangles represent “Inno Park”, while stars are for “Inno City”.
2. The construction of “Inno Park” has commenced from April 2017.
3. The construction of “Inno City” is expected to commence before December 2018.

Part III: Budgetary Estimate for the two projects:

Total Cost	Inno Park	Inno City
(In millions of US dollars)
Construction Cost	$ 312	$ 415
Operation Cost	69	43
Total	$ 381	$ 458
Remark

The $839 million Schematic Design Estimation was prepared by our quantity surveyor, Currie & Brown, based on a schematic design originally prepared by our architectural design firm. This estimate will be used by us for cost control purposes to monitor the costs of design, construction, and other operations.

This estimation does not include the costs of marketing and interior furnishing. If the developed properties are offered for sale, the costs would also have to include payment for land appreciation tax.

As for our Wuxi plant, the factory building continues to be listed for sale and we still expect it to be sold sometime within 2017. An auction is under preparation and we are currently looking for potential buyers. This auction is scheduled to complete in September 2017.

Potential Risks in our business

We currently derive a majority of our income from rental and interest income but please note that our rental income will cease after October 2017. Since 2016, we have seen a stabilizing trend on the benchmark interest rates in China. However, due to the current economic conditions in China, we expect the People’s Bank of China (“PBOC”) to keep Renminbi-denominated official time deposit interest rates in China at a low level throughout 2017. With this lower interest rate and rental income, we expect to continue to incur operating losses in 2017 and beyond.

We have only become a real estate developer, after our electronic manufacturing businesses ceased in 2014. To ensure our successful transformation, we have engaged external advisors and sought potential strategic partners and investors to support our projects. We cannot assure you our efforts are sufficient in carrying out a transformation of this magnitude. Our Chairman, Mr. Koo, is 74 years old. Mr. Koo has begun his transition towards retirement in anticipation of age and health issues. We cannot assure you that our transition planning can be carried out smoothly, or that any successor will be able to manage our Company as effectively.

As the majority of our assets are denominated in Renminbi, the translation of Renminbi-denominated assets to US dollars for our reporting purposes has resulted in foreign exchange gain in this quarter. As such, we do expect to see fluctuations in the reporting of foreign exchange loss/gain in the financial statements due to the movement of Renminbi against the US dollar. Nevertheless, as a majority of our payments are in Renminbi, we also do not expect the movement of Renminbi against the US dollar to adversely impact our business.

In order for the projects to proceed smoothly and start ahead of the schedule, it is necessary for the Company to negotiate with banks for the implementation of funds needed to assist in future development of the projects.

As of end of June, 2017, we have a total cash balance of $170.7 million and no debt. With our current cash position, we believe our finances remain healthy to fund the initial stages of these property development projects within the coming year and half. All of our land development related applications are subject to government policies and regulations in the real estate market. As this is our first venture into the land development projects after the cessation of our LCM business, we may encounter industry-specific difficulties that result in losses as we progress with our projects in Shenzhen. As we are currently in the planning stage of our property projects, and can only generate limited income from deposit interest income and rental income, we will continue to record operating losses. Cash on hand is expected to drop continuously, but most of the incurred expenses related to construction will be for project development, which will be capitalized as real estate properties under development (non-current asset) on our balance sheet. For more information on risks in our business, please refer to the Risk Factors section of our 2016 Annual Report on Form 20-F as filed with the SEC and on our website.

According to our project development plan, project investment for Q3 2017 is estimated to be $11.0 million, and project investment for the year of 2017 is estimated to be $60 million.

The information contained in or that can be accessed through the website mentioned in this announcement does not form part of this announcement.

PAYMENT OF QUARTERLY DIVIDENDS FOR 2016 AND 2017

As announced on December 12, 2016, the Company set the payment schedule of quarterly dividends for 2017. The dividend for Q3 2017 was paid on July 20, 2017.

The following table updates the previously announced schedule for declaration and payment of quarterly dividends in 2017.

Payment	Record Date	Payment Date	Dividend (per share)	Status
Q1 2017	December 31, 2016	January 20, 2017	$0.07	Paid
Q2 2017	March 31, 2017	April 20, 2017	$0.07	Paid
Q3 2017	June 30, 2017	July 20, 2017	$0.07	Paid
Q4 2017	September 30, 2017	October 20, 2017	$0.07
Full Year 2017			$0.28

The Company’s decision to continue making dividend payments in 2017 as set out and confirmed in the above table does not necessarily mean that cash dividend payments will continue thereafter or at the same amount. Whether future dividends after 2017 are to be declared will depend upon Company’s future growth and earnings at each relevant period, of which there can be no assurance, and the Company’s cash flow needs for business operations and transformation. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, and we also cannot assure you what the amounts of such dividends will be or whether such dividends, once declared for a specific period, will continue for any future period, or at all.

PROPOSED SCHEDULE OF RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2017

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management has decided to follow approximately the same schedule of 2016 to release the quarterly financial results for 2017. Details of the expected quarterly release dates are as follows:

Announcements of Financial Results

Quarter	Date of release
Q1 2017	May 2, 2017 (Tuesday)
Q2 2017	July 31, 2017 (Monday)
Q3 2017	October 30, 2017 (Monday)
Q4 2017	January 29, 2018 (Monday)

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “seek” or “believe”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activities, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, delay in the Company’s ability to obtain all requisite permits and approvals from relevant government authorities in relation to the redevelopment of two parcels of properties in Guangming, Shenzhen, and Gushu, Shenzhen, respectively, and the successful redevelopment of the two parcels of properties into Nam Tai Inno Park and Nam Tai Inno City; the sufficiency of the Company’s cash position and other sources of liquidity to fund its property developments; continued inflation and appreciation of the Renminbi against the US dollar; rising labor costs in China and changes in the labor supply and labor relations. In particular, you should consider the risks outlined under the heading “Risk Factors” in our most recent Annual Report on Form 20-F and in our Current Report filed from time to time on Form 6-K. The Company’s decision to continue dividend payments in 2017 does not necessarily mean that dividend payments will continue thereafter. Whether future dividends will be declared depends upon the Company’s future growth and earnings, of which there can be no assurance, as well as the Company’s cash flow needs for further expansion. Accordingly, there can be no assurance that cash dividends on the Company’s common shares will be declared beyond those declared for 2017, what amount those dividends may be or whether such dividends, once declared for a specific period, will continue for any future period, or at all; and whether we will purchase any of our shares in the open markets or otherwise. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this press release; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JUNE 30, 2017 AND 2016

(In Thousands of US dollars except share and per share data)

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2017	2016	2017	2016
Operation income (1)	$541	$637	$1,135	$1,291
Operation expense	—	290	—	740
Net operation income	541	347	1,135	551
Costs and expenses
General and administrative expenses	2,878	1,853	4,862	4,076
	2,878	1,853	4,862	4,076
Operating loss	(2,337)	(1,506)	(3,727)	(3,525)
Other income (expenses), net (2)	2,574	(2,432)	3,302	(2,349)
Interest income	1,848	1,295	4,324	2,890
Income (loss) before income tax	2,085	(2,643)	3,899	(2,984)
Consolidated net income (loss)	2,085	(2,643)	3,899	(2,984)
Other comprehensive income	—	—	—	—
Consolidated comprehensive income (loss) (3)	$2,085	$(2,643)	$3,899	$(2,984)
Earnings (loss) per share
Basic	$0.06	$(0.07)	$0.11	$(0.08)
Diluted	$0.06	$(0.07)	$0.10	$(0.08)
Weighted average number of shares (’000)
Basic	36,575	36,700	36,518	36,700
Diluted	37,210	36,700	37,138	36,700

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three and a half years since May 2014.
(2)	Other income (expenses), net, included exchange gain of $2.7 million, partly offset by loss from Wuxi operations of $0.1 million for the three months ended June 30, 2017.
(3)

Consolidated comprehensive income for the three months ended June 30, 2017 mainly included exchange gain of $2.7 million as a result of the appreciation of Renminbi against US dollar in the second quarter of 2017, interest income of $1.8 million earned from time deposits and net operation income of $0.5 million, partly offset by general and administrative expenses of $2.9 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2017 AND DECEMBER 31, 2016

(In Thousands of US dollars)

	Unaudited June 30,	Audited December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents(1)	$115,985	$94,558
Short term investments(1)	54,711	89,624
Prepaid expenses and other receivables	3,775	4,034
Assets held for sale	19,419	18,970
Total current assets	193,890	207,186
Real estate properties under development, net(2)	43,606	37,779
Property, plant and equipment, net	17,099	3,735
Other assets	104	101
Total assets	$254,699	$248,801
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,443	$845
Accrued expenses and other payables	2,877	1,405
Dividend payable	5,124	10,205
Total current liabilities	10,444	12,455
EQUITY
Shareholders’ equity:
Common shares	366	364
Additional paid-in capital	243,220	241,536
Retained earnings	10,479	6,607
Accumulated other comprehensive loss(3)	(9,810)	(12,161)
Total shareholders’ equity	244,255	236,346
Total liabilities and shareholders’ equity	$254,699	$248,801

Note:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $54.7 million and $89.6 million as at June 30, 2017 and December 31, 2016, respectively, are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.

(2)	Capitalization on project investment was $3.5 million for Q2 2017, totaling $4.9 million for the first half of year and our accumulated project investment was $43.6 million up to June 30, 2017.
(3)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2017 AND 2016

(In Thousands of US dollars)

	Unaudited Three months ended June 30,		Unaudited Six months ended June 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income (loss)	$2,085	$(2,643)	$3,899	$(2,984)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	83	665	159	1,669
Gain on disposal of property, plant and equipment	(22)	(7)	(41)	(7)
Share-based compensation expenses	363	266	603	266
Unrealized exchange (gain) loss	(2,029)	1,373	(2,250)	1,373
Changes in current assets and liabilities:
Decrease in prepaid expenses and other receivables	515	376	273	145
(Decrease) increase in accounts payable	—	(427)	—	287
Increase (decrease) in accrued expenses and other payables	1,159	(458)	1,435	(1,183)
Total adjustments	69	1,788	179	2,550
Net cash provided by (used in) operating activities	$2,154	$(855)	$4,078	$(434)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development	$(1,566)	$(2,208)	$(2,971)	$(3,255)
Purchase of property, plant & equipment	(13)	(364)	(129)	(416)
(Increase) decrease in deposits for real estate properties under development	(186)	(200)	(166)	276
Increase in deposits for purchase of property, plant and equipment	(13,166)	(118)	(13,383)	(113)
Proceeds from disposal of property, plant and equipment	48	7	67	7
Cash received from finance lease receivable	—	323	—	1,371
Decrease (increase) in short term investments	54,835	6,788	34,944	(3,894)
Net cash provided by (used in) investing activities	$39,952	$4,228	$18,362	$(6,024)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,557)	$(734)	$(5,108)	$(1,468)
Proceeds from share issued for option exercise	471	—	874	—
Net cash used in financing activities	$(2,086)	$(734)	$(4,234)	$(1,468)
Net increase (decrease) in cash and cash equivalents	$40,020	$2,639	$18,206	$(7,926)
Cash and cash equivalents at beginning of period	73,184	146,797	94,558	157,371
Effect of exchange rate changes on cash and cash equivalents and short term investments	2,781	(3,549)	3,221	(3,558)
Cash and cash equivalents at end of period	$115,985	$145,887	$115,985	$145,887

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED JUNE 30, 2017 AND 2016

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2016, which was derived from audited financial statements, do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2016.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive income (loss) was $2,085 and $(2,643) for the three months ended June 30, 2017 and 2016, respectively.

4.	A summary of the operation income, other income, net, net income (loss) and long-lived assets by geographical areas is as follows:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
OPERATION INCOME WITHIN:
-PRC, excluding Hong Kong	$541	$637	$1,135	$1,291
OTHER INCOME (EXPENSES), NET:
- Gain (loss) on exchange difference	$2,692	$(2,318)	$3,539	$(2,317)
- Interest income from finance lease receivable	—	—	—	16
- Loss from Wuxi operations	(130)	(131)	(296)	(304)
- Others	12	17	59	256
Total other income (expenses), net	$2,574	$(2,432)	$3,302	$(2,349)
NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(504)	$(673)	$(832)	$(1,598)
- Hong Kong	2,589	(1,970)	4,731	(1,386)
Total net income (loss)	$2,085	$(2,643)	$3,899	$(2,984)

	June 30, 2017	December 31, 2016
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$43,606	$37,779
- Property, plant and equipment in PRC, excluding Hong Kong	13,891	507
- Hong Kong	3,208	3,228
Total long-lived assets	$60,705	$41,514

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED JULY 28, 2017

(In Thousands of US dollars except share and per share data)

	Unaudited One month ended July 28, 2017	Unaudited Seven months ended July 28, 2017
Operation income (1)	$175	$1,310
Operation expense	—	—
Net operation income	175	1,310
Costs and expenses
General and administrative expenses	660	5,522
	660	5,522
Operating loss	(485)	(4,212)
Other income, net (2)	388	3,690
Interest income	571	4,895
Income before income tax	474	4,373
Consolidated net income	474	4,373
Other comprehensive income	—	—
Consolidated comprehensive income (3)	$474	$4,373
Earnings per share
Basic	$0.01	$0.12
Diluted	$0.01	$0.12
Weighted average number of shares (’000)
Basic	36,738	36,550
Diluted	37,516	37,185

Notes:

(1)	The property at phase 2 in Gushu has been rented to a third party lessee with a term of three and a half years since May 2014.
(2)	Other income, net, included exchange gain of $0.4 million, partly offset by loss from Wuxi operations of $0.1 million for the one month ended July 28, 2017.
(3)

Consolidated comprehensive income for the one month ended July 28, 2017 mainly included exchange gain of $0.4 million as a result of the appreciation of Renminbi against US dollar, interest income of $0.6 million earned from time deposits and net operation income of $0.2 million, partly offset by general and administrative expenses of $0.7 million.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JULY 28, 2017

(In Thousands of US dollars)

Unaudited July 28,
2017
ASSETS
Current assets:
Cash and cash equivalents(1)	$107,025
Short term investments(1)	62,147
Prepaid expenses and other receivables	4,841
Assets held for sale	19,476
Total current assets	193,489
Real estate properties under development, net(2)	46,098
Property, plant and equipment, net	17,112
Other assets	104
Total assets	$256,803
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,534
Accrued expenses and other payables	2,619
Dividend payable	2,562
Total current liabilities	9,715
EQUITY
Shareholders’ equity:
Common shares	370
Additional paid-in capital	245,295
Retained earnings	10,953
Accumulated other comprehensive loss(3)	(9,530)
Total shareholders’ equity	247,088
Total liabilities and shareholders’ equity	$256,803

Note:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in amount of $62 million as at July 28, 2017 are not classified as cash and cash equivalents but are separately disclosed as short term investments in the balance sheet.

(2)

Capitalization on project investment was $2.5million for July 2017, totaling $7.4 million for seven months ended July 28, 2017and our accumulated project investment was $46.1 million up to July 28, 2017.

(3)	Accumulated other comprehensive loss represented foreign currency translation adjustment.

NAM TAI PROPERTY INC.

CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JULY 28, 2017

(In Thousands of US dollars)

	Unaudited One month ended July 28, 2017	Unaudited Seven months ended July 28, 2017
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$474	$4,373
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	28	187
Loss on disposal of property, plant and equipment	90	49
Share-based compensation expenses	55	658
Unrealized exchange gain	(286)	(2,536)
Changes in current assets and liabilities:
Increase in prepaid expenses and other receivables	(1,060)	(787)
(Decrease) increase in accrued expenses and other payables	(263)	1,172
Total adjustments	(1,436)	(1,257)
Net cash (used in) provided by operating activities	$(962)	$3,116
CASH FLOWS FROM INVESTING ACTIVITIES
Payment of real estate properties under development	$(373)	$(3,344)
Purchase of property, plant & equipment	(3)	(132)
Decrease (increase) in deposits for real estate properties under development	6	(160)
Increase in deposits for purchase of property, plant and equipment	(39)	(13,422)
Proceeds from disposal of property, plant and equipment	1	68
(Increase) decrease in short term investments	(7,433)	27,511
Net cash (used in) provided by investing activities	$(7,841)	$10,521
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(2,562)	$(7,670)
Proceeds from share issued for option exercise	2,008	2,882
Net cash used in financing activities	$(554)	$(4,788)
Net (decrease) increase in cash and cash equivalents	$(9,357)	$8,849
Cash and cash equivalents at beginning of period	115,985	94,558
Effect of exchange rate changes on cash and cash equivalents and short term investments	397	3,618
Cash and cash equivalents at end of period	$107,025	$107,025